
02005433

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28758


RECEIVED
FEB 28 2002

3/15/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ConAm Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1764 San Diego Avenue
(No. and Street)

San Diego	California	92110-1997
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph W. Tilley — (619) 297-6771
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

750 B Street, Suite 1500	San Diego	California	92101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ralph W. Tilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


TRINA MITCHELL
Commission # 1298870
Notary Public - California
San Diego County
My Comm. Expires Mar 29, 2005

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONAM SECURITIES, INC.

(A Wholly Owned Subsidiary of
Continental American Properties, Ltd.)

Financial Statements and Schedules

December 31, 2001

(With Independent Auditors' Report Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5. A statement of financial condition and supplemental report on internal accounting controls bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.



750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Board of Directors
ConAm Securities, Inc.:

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. (the Company), a wholly owned subsidiary of Continental American Properties, Ltd., as of December 31, 2001, and the related statements of operations, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Diego, California
January 14, 2002



CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	31,100
Prepaid expenses		2,052
	$	33,152
Liabilities and Shareholder's Equity		
Liabilities – accrued expenses	$	11,460
Shareholder's equity (Note 2):		
Common stock, no par value, $100 stated value; authorized 1,000 shares, 75 shares issued and outstanding		7,500
Additional paid-in capital		7,500
Retained earnings		6,692
Total shareholder's equity		21,692
	$	33,152

See accompanying notes to financial statements.

CONAM SECURITIES, INC.

(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Operations

Year ended December 31, 2001

Revenue:		
Administration fees (Note 4)	$	30,000
Interest income		486
		30,486
Expenses:		
Professional fees		20,030
Licenses and fees		3,215
Insurance		310
Miscellaneous		3,441
		26,996
Net income	$	3,490

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Shareholder's Equity

Year ended December 31, 2001

	Common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
Balance at December 31, 2000	$ 7,500	7,500	3,202	18,202
Net income	—	—	3,490	3,490
Balance at December 31, 2001	$ 7,500	7,500	6,692	21,692

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	3,490
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses		323
Increase in accrued expenses		2,300
Net cash provided by operating activities and net increase in cash		6,113
Cash at beginning of year		24,987
Cash at end of year	$	31,100

See accompanying notes to financial statements.

(1) General Information and Accounting Policies and Practices

(a) General

ConAm Securities, Inc. (the Company) has been approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to operate as a broker/dealer for direct participation programs. The Company does not directly solicit or execute securities transactions, or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of, or for customers.

(b) Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and utilizes cash basis accounting for income tax purposes.

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Net Capital

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," also defined. As of December 31, 2001 the Company had "net capital" of $19,640, which exceeded the amount required.

(3) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(Continued)

The Company incurred net operating losses in prior years and elected to forego the carryback of such losses and elected to carry them forward to future years. At December 31, 2001 the Company has available tax net operating loss carryforwards of approximately $21,100, which will expire in various years through 2019. The Company's deferred tax assets primarily result from tax net operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of future realizability, management has fully offset the net deferred tax asset with a valuation allowance.

(4) Related Party Transactions

During 2001, the Company earned $30,000 in administration fees from Continental American Properties, Ltd.

(5) Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at December 31, 2001.

Schedule 1

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Total aggregate indebtedness	$	11,460
Percentage of aggregate indebtedness to net capital		58%
Percentage of debt to equity computed in accordance with Rule 15c3-1(d)		—
Net capital		19,640
Minimum capital required to be maintained ($5,000 under Reg. 15c3-1(a)(2))		5,000
Net capital in excess of requirements	$	14,640
Net capital:		
Common stock	$	7,500
Additional paid-in capital		7,500
Retained earnings		6,692
		21,692
Add liabilities subordinated to claims of general creditors allowable in computation of net capital or loss and deferred tax provisions		—
Total net capital and allowable subordinated liabilities		21,692
Deduct:		
Nonallowable assets		(2,052)
Other deductions		—
Haircuts computed pursuant to Rule 15c3-1		—
Net capital	$	19,640

Note: No material differences exist between the dollar amounts reflected in this schedule and those reported on Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2001

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts attributable to principal sales to customers		—
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Total credit items		—
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Total debit items		—
Excess of total credits over total debits	$	—

The Company does not carry customer accounts, therefore, it is not required to compute reserve requirements in Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

	Market value	No. of items
Customers' fully paid securities and excess-margin securities not in the Company's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued as of December 31, 2001) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.